Exhibit 99.1

PRESS RELEASE December 13, 2012 Demand for payment from investor in Japanese bonds As previously stated in press releases from Eksportfinans dated December 19, 2011 and November 7 2012, an investor in the institution’s Japanese Samurai bonds had threatened to declare default under these bonds. Today, Eksportfinans received information that said investor has filed a complaint with the Tokyo District Court. The Complaint was sent to Tokyo District Court from Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point), demanding a partial payment in the amount of JPY 400 million (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 8.6 billion. Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank on December 12, 2011. Eksportfinans will, as previously stated in press releases on December 19, 2011 and November 7, 2012, vigorously resist this action on the basis that there is no default, and the Company is therefore of the opinion that this complaint will not prevail. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans’ other financial obligations. [Graphic Appears Here] For further information, please contact: President and CEO Gisèle Marchand, tel: +47 22 01 23 70 / +47 415 17 489, e-mail: gma@eksportfinans.no EVP Director of Communication Elise Lindbæk, tel: +47 22 01 22 64 / +47 905 18 250, e-mail: el@eksportfinans.no EVP General Counsel Jens Feiring, tel: +47 22 01 22 40/ +47 99 58 50 75, e-mail: jof@eksportfinans.no Facts about Eksportfinans ASA Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2012 total assets amounted to almost NOK 200 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo. For more information on Eksportfinans, please go to www.eksportfinans.no. Forward-looking statements The statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.